 Exhibit 99.1

Press Release

HARVEST OPERATIONS ANNOUNCES SECOND QUARTER 2013
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA – AUGUST 8TH, 2013: Harvest Operations Corp. (“Harvest” or the “Company”) announces its financial and operating results for the second quarter ended June 30, 2013. The unaudited financial statements and Management’s Discussion & Analysis (“MD&A”) pertaining to the period are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and are available on the Harvest website www.harvestenergy.ca. All figures reported herein are in Canadian dollars unless otherwise stated.

CONFERENCE CALL:
Harvest will be hosting a conference call to discuss our second quarter 2013 results at 9:00 a.m. Mountain Standard Time (11:00 a.m. Eastern Standard Time) on August 14th, 2013. Mr. Les Hogan, Chief Operating Officer, will be hosting the call.

Those interested in participating in the conference call may dial 1-866-226-1793 (international callers or Toronto local dial 416-340-2218) a few minutes prior to start and request the Harvest conference call.

The call will also be available for replay by dialing 1-800-408-3053 (international callers or Toronto local dial 905-694-9451) and entering the passcode 7865649.

UPSTREAM HIGHLIGHTS:

•

Cash contribution was $136.1 million and $259.0 million for the second quarter and first six months of 2013, respectively, a $4.8 million and $29.1 million decrease from the same periods in 2012, mainly attributable to lower sales volumes.

•

Production volumes were 53,461 barrels of oil equivalent per day (boe/d) in the quarter and 54,510 boe/d for the first half of the year, production guidance for 2013 is expected to average 53,500 boe/d.

•	Operating netbacks prior to hedging for the quarter averaged $30.75/boe, and $29.14/boe in the first half of the year an increase of 12% and 3% respectively, compared to the same periods in 2012.

•	Harvest invested $29.6 million in the quarter and drilled 1 gross (0.2 net) well; in the six month period of 2013 we spent $152.6 million and drilled 48 gross (45.1 net) wells.

•	Harvest sold certain non-core oil and gas assets with approximately 900 boe/d of production in west central Saskatchewan, for cash proceeds of $107.9 million.

BLACKGOLD HIGHLIGHTS:

•

Capital spent was $118.6 million and $179.7 million for the second quarter and first six month period in 2013, respectively, mainly related to the development of the Central Processing Facility (“CPF”).

DOWNSTREAM HIGHLIGHTS:

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Cash deficiency was $28.1 million and $61.2 million for the second quarter and first half of 2013, a 89% and 57% increase, respectively, mainly due to both lower throughput volumes and average refining gross margins per bbl.

•

Refinery throughput volume averaged 106,245 barrels per day (bbl/d) and 103,176 bbl/d for the second quarter and first six months of 2013, respectively, a decrease of 8,307 bbl/d and 4,100 bbl/d compared to the same periods in 2012.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 5	August 8, 2013

•

Second quarter gross refining margins averaged US$0.74/bbl compared to US$2.71/bbl in the same quarter of 2012. In the first six months the gross refining margin averaged US$1.59/bbl, a 56% decrease from US$3.58 in the same period of 2012.

•	In the second quarter and first six months of 2013, Harvest invested $10.1 million and $22.6 million, respectively, for capital improvement and maintenance projects.

CORPORATE HIGHLIGHTS:

•	Harvest extended its credit facility agreement by one year to April 30, 2017.

•	During the second quarter, Harvest redeemed, at par, all three of the remaining convertible debenture series outstanding.

•

On May 14, 2013, Harvest issued US$630 million senior unsecured notes due May 14, 2018, that are unconditionally and irrevocably guaranteed by KNOC, with a coupon rate of 21/8% for net proceeds of US$626.1 million.

FINANCIAL & OPERATING HIGHLIGHTS:

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
UPSTREAM OPERATIONS
Daily sales volumes (boe/d)	53,461	60,874	54,510	60,712
Average realized price
Oil and NGLs ($/bbl)(2)	76.08	70.83	72.69	75.07
Gas ($/mcf)	3.83	2.11	3.64	2.20
Operating netback prior to hedging ($/boe)(1)	30.75	27.47	29.14	28.34
Operating loss	(0.4)	(17.8)	(22.8)	(37.4)
Cash contribution from operations(1)	136.1	140.9	259.0	288.1
Capital asset additions (excluding acquisitions)	29.6	72.8	152.6	279.9
Property and business acquisitions (dispositions), net	(125.4)	1.6	(122.1)	(0.3)
Net wells drilled	0.2	6.9	45.1	62.3
Net undeveloped land additions (acres)(3)	5,730	10,156	21,943	55,087

BLACKGOLD OIL SANDS
Capital asset additions	118.6	51.9	179.7	83.3
Net wells drilled	−	14.0	−	19.0

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	106,245	114,552	103,176	107,276

Average refining gross margin (US$/bbl)(1)	0.74	2.71	1.59	3.58
Operating loss	(51.6)	(42.7)	(106.6)	(92.0)
Cash deficiency from operations(1)	(28.1)	(14.9)	(61.2)	(38.9)
Capital asset additions	10.1	6.5	22.6	19.8

(1)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in the MD&A pertaining to the period.
(2)	Excludes the effect of risk management contracts designated as hedges.
(3)	Includes lands acquired in business combinations.

UPSTREAM OPERATIONS:

The second quarter 2013 average daily production of 53,461 boe/d decreased by 12% compared to the second quarter 2012 production of 60,874 boe/d. Daily production for the first half of 2013 averaged 54,510, a decrease of 10% compared to the same period in 2012. The decrease for both periods was mainly due to natural production declines, a smaller drilling program and recent dispositions of non-core producing assets.

HARVEST OPERATIONS CORP.
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Petroleum and natural gas sales for the second quarter of 2013 were $284.8 million, a 3% decrease from second quarter 2012 sales of $292.4 million. In the first half of 2013, petroleum and natural gas sales of $553.7 million were 10% lower than sales of $616.5 million experienced in the first half of 2012. Lower petroleum and natural gas sales are a result of declining production volumes, partially offset by higher realized commodity prices. Higher realized prices for light and medium oil, heavy oil, and natural gas in the second quarter improved Harvest’s operating netback. Prior to hedging, the operating netback for the quarter was $30.75/boe and $29.14/boe for the first six month of 2013, a 12% and 3% increase, respectively, over the previous year, consistent with the 13% and 2% increase in Harvest’s average realized price prior to hedging for the same periods.

In the second quarter of 2013 Harvest spent $29.6 million of capital in the Upstream. During the quarter, 57% of the funds or $17.0 million was used to complete and tie-in wells drilled in the previous quarter. During the first six months ended June 30, 2013, Harvest drilled 26 gross (26.0 net) wells pursuing heavy gravity oil in the Bluesky formation in Hay River. Harvest also drilled or participated in 4 gross (2.6 net) deep, multi-stage fractured, liquids-rich gas wells in the Falher and Montney formations in the Deep Basin area. At Red Earth, Harvest drilled 3 gross (3.0 net) oil wells into the Slave Point and Gilwood light oil formations.

In 2012, Harvest began the process of marketing non-core properties for sale to high-grade its asset portfolio and to monetize some of its assets. In the second quarter of 2013, Harvest sold certain non-core oil and gas assets with approximately 900 boe/d of production in west central Saskatchewan, for cash proceeds of $107.9 million. The transaction resulted in a gain of $1.9 million. Harvest also disposed of other non-core properties in Alberta and Saskatchewan for proceeds of $3.1 million and recorded a gain of $0.4 million.

BLACKGOLD OPERATIONS:

During the first half of 2013 Harvest invested $162.7 million towards construction of the CPF. The CPF is being developed under an Engineering, Procurement, and Construction (“EPC”) contract for expected total costs of $520 million. At the end of the second quarter, Harvest recorded costs of $327.4 million on the EPC contract and has recorded total costs of $466.1 million on the entire project since acquiring the BlackGold assets in 2010. At the end of June 2013, the EPC contract for the BlackGold oil sands project is approximately 80% complete. Commissioning of the CPF, first steam and first oil production from phase 1 is expected in 2014 and we anticipate regulatory approval in 2013 for an additional 20,000 bbl/d for the phase 2 expansion of the project.

DOWNSTREAM OPERATIONS:

The cash deficiency from operations was $28.1 million and $61.2 million for the second quarter and first six months of 2013, respectively, an increase of 89% and 57% from the same periods in 2012. The cash deficiency increased due to a combination of lower throughput volumes and reduced gross refining margins.

Throughput averaged 106,245 bbl/d in the quarter, down 8,307 bbl/d from the second quarter of 2012. Throughput rates were reduced in response to weak crack spreads. The average throughput for the first six months of 2013 was 103,176 bbl/d, a decrease of 4% from 107,276 bbl/d for the same period in 2012. The refinery experienced a two-week unplanned outage in early February caused by a power failure during a storm, and additional repairs were required to certain refinery units.

Harvest’s refining gross margin averaged US$0.74/bbl and US$1.59/bbl for the second quarter and first six months of 2013, a decrease from US$2.71/bbl and US$3.58/bbl for the same periods in 2012, respectively. The decrease in gross refining margin for the second quarter was mainly due to lower realized product prices and higher feedstock costs, partially offset with improved yield mix. The decrease for the first six months of 2013 was due to lower product yields combined with a change in yield mix in addition to lower product crack spreads.

In the second quarter and first six months of 2013, Harvest invested $10.1 million and $22.6 million, respectively, for capital improvement and maintenance projects.

CORPORATE UPDATE:

HARVEST OPERATIONS CORP.
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During the second quarter of 2013, Harvest amended and extended its credit facility agreement. The agreement was amended to replace the “total debt to annualized EBITDA” covenant ratio with an “annualized EBITDA to interest expense” covenant ratio. The new covenant of “annualized EBITDA to interest expense” cannot be less than 2.50:1. Harvest also extended the credit facility agreement by one year to April 30, 2017.

By the end of June 2013, Harvest redeemed, at par, all its outstanding convertible debentures. The 7.25% Debentures Due 2014 were redeemed on April 2, 2013, the 7.25% Debentures Due 2013 were redeemed on April 15, 2013 and the 7.50% Debentures Due 2015 were redeemed on June 13, 2013.

On May 14, 2013, Harvest issued US$630 million senior unsecured notes due May 14, 2018 with a coupon rate of 21/8% at an issue price of 99.637% .. The notes are unconditionally and irrevocably guaranteed by Korea National Oil Corporation (“KNOC”) and have been rated A1/A+ by Moody's Investors Service and Standard & Poor's Rating Services, respectively. Listing and quotation of the notes is through the Singapore Exchange.

Subsequent to the second quarter, Mr. Hong-Geun Im announced his resignation as Chairman of the Harvest Board and as Chairman the Compensation and Corporate Governance Committee as he has resigned from the Senior Executive Vice President role with KNOC. Additionally, Mr. Jongwoo Kim, Chief Strategy Officer & Corporate Secretary will be leaving Harvest on August 9th, 2013. Mr. Kim is returning to KNOC to pursue other opportunities. We wish to express our gratitude to Mr. Im and Mr. Kim for their contributions to Harvest.

CORPORATE PROFILE

Harvest is a wholly-owned, subsidiary of KNOC. Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to exploration, development and production of crude oil and natural gas (Upstream), an oil sands project under construction and development in northern Alberta (BlackGold) and refining and marketing of distillate, gasoline and fuel oil (Downstream) segments.

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty.

The forward-looking information in the press release is provided with the objective to share with stakeholders management’s expectations for 2013 operating levels, key expenses in the Upstream and Downstream segments and major cash outflows in 2013. The guidance information provided is consistent with the Company’s current budget information. Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION

Further information about us can be accessed under our public filings found on SEDAR at www.sedar.com or at www.harvestenergy.ca. Information can also be found by contacting our Investor Relations department at (403) 265-1178 or at 1-866-666-1178.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 5 of 5	August 8, 2013

INVESTOR & MEDIA CONTACTS:
Kari Sawatzky, Manager, Investor Relations
Email: information@harvestenergy.ca
Toll Free Investor Mailbox: (866) 666-1178
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Website: www.harvestenergy.ca